UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 600
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	Press Release regarding Acquisition of NW Region Land Survey Company
99.2	Press Release regarding Acquisition of Land Survey Company in Florida
99.3	Press Release regarding Listing on Mexican Stock Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2025

ZENATECH, INC.

By:

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer